Exhibit 4.10

MJW/109

20 August 2002

Private & Confidential

J Whybrow Esq
Hill House
Clapgate Lane
Slinfold
West Sussex
RH13 0QU

Dear

Appointment as Chairman of Wolseley plc

I refer to our diverse discussions and set out the terms on which it is agreed that you are to serve as non-executive Chairman of Wolseley plc (the “Company”).

1	Your appointment on the terms of this letter is effective from the conclusion of the Company’s annual general meeting scheduled for 13 December 2002.

2	Your appointment as non executive director commenced on 1 August 1997 and is to continue, subject as mentioned in this letter, until terminated by you or the Company giving not less than 6 months’ notice in writing.

However, your appointment will terminate forthwith if:

2.1	you are disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment; or

2.2	you are not re-appointed as director at the Company’s Annual General Meeting; or

2.3	you are removed as a director by resolution passed at a General Meeting; or

2.4	you cease to be a director by reason of your vacating office pursuant to any provision of the Company’s Articles of Association; or

2.5	you are guilty of conduct which in the reasonable opinion of the Company’s Board of Directors (the “Board”) is likely to bring yourself or the Company into disrepute or otherwise affect prejudicially the interests of the Company or any Wolseley plc Group Company.

3	You will not be entitled to any compensation upon termination of your appointment as Chairman or as a director of the Company howsoever occurring.

4	You will be entitled to a fee for your services as non-executive Chairman at the rate of £170,000 per annum, such fee to accrue from day to day and to be payable monthly in arrears not later than the last day of each calendar month subject to deduction of tax and national insurance contributions in accordance with the PAYE Regulations. You will not be entitled to participate in any bonus plan or arrangements, executive or employee share scheme, pension plan, private medical health and sickness plan or in any prolonged disability plan.

Your fee will not be reviewed earlier than 31 July 2005.

5	In the event that you are called on or requested to perform any special duties or responsibilities outside your ordinary duties as non-executive Chairman, the Board may agree to pay you special remuneration.

6	In addition, the Company shall reimburse all reasonable out of pocket expenses incurred by you on the business of the Company on the basis prescribed by the Company’s Articles of Association, subject to you providing such receipts or other evidence as the Company may require. It has been agreed that no company car will be provided but that you will be entitled to claim a mileage allowance of, currently, 40p per mile in respect of travel from your home to the office here at Theale and in respect of other mileage on the Company’s business. It is agreed that mileage allowance will be paid through the payroll following submission of a mileage claim and will be subject to the appropriate deductions noted in paragraph 4 above.

7	Air travel on company business is normally in business class. You will be provided with Travel and Personal Accident Insurance in accordance with the Company’s policy from time to time. You acknowledge that the proceeds of any claim made on the personal accident policy are paid to the Company and that any payment made by the Company from such proceeds is currently discretionary.

8	As non-executive Chairman, you will perform the duties normally attendant on that office and will do so on a minimum of 50 days per year, including (without limitation) attending periodic Board meetings. You are expected to work with and through the Chief Executive Officer and the Board; you are not expected to undertake executive duties or to assume executive responsibilities.

9	The Company will provide you with a mobile telephone (and shall bear the costs of use on the Company’s business) together with secretarial assistance in Theale to assist you in the performance of your duties. The Company will also provide you with a computer, fax facility and printer to enable you to remotely access the Company’s network and Intranet and will pay the associated telephone expenses.

10	On the termination of your appointment, you shall forthwith deliver to the Company all books, documents, credit cards, papers and other property of or relating to the business of the Company which may then be in your possession or under your power or control and you shall not retain any copies or extracts.

11	During the term of your appointment, you shall not (except with the prior written permission of the Company) be directly or indirectly;

i.	employed or engaged, in any other business or undertaking to the extent that such engagement prevents you carrying out your obligations under the terms of this letter or puts you in a position where your interests conflict or may conflict with those of the Company or a Wolseley Group Company; or
ii.	concerned or interested in any trade or business competing with that carried on by the Company or any of its Group Companies, provided that this shall not prohibit the holding (directly or through nominees) of investments listed on any recognised stock exchange up to a maximum of 3 per cent of the issued shares or other securities of any class of any one company.

12	Both during the term of your appointment and after its termination you will observe the obligations of confidentiality which are attendant on the office of director.

13	It is conceivable that, on occasions, a non-executive director might consider it appropriate to take his own professional advice in the interests of the company; the company would, of course, expect to bear the cost of any reasonable fees so incurred.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address.

Yours sincerely

RICHARD IRELAND
Chairman

ON COPY LETTER

I agree to the terms set out above.

Signed:	……………………

Dated:	……………………